Exhibit 99.1

Cardiome Enters Brinavess Distribution Agreement with Tamro AB in Sweden

NASDAQ: CRME   TSX: COM

VANCOUVER, Feb. 11, 2014 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that its subsidiary, Correvio GmbH, has entered into an agreement with Tamro AB, headquartered in Gothenburg, Sweden, to distribute BRINAVESS® (vernakalant IV) to customers in the Swedish market.

"We are delighted to have entered into this distribution agreement with Tamro, a leader in pharmaceutical distribution in Sweden," said Karim Lalji, Cardiome's Chief Commercial Officer. "Our agreement will allow orders for BRINAVESS to be rapidly fulfilled and shipped to hospital customers. Coupled with the positive real-world effectiveness data from Skåne University Hospital in Malmö, Sweden that demonstrated conversion to normal sinus rhythm in approximately 70% of patients treated with BRINAVESS who were experiencing atrial fibrillation of less than 48 hours duration, we expect Sweden will be a key market for BRINAVESS growth."

"We are pleased to provide our logistics services and to distribute BRINAVESS on Cardiome's behalf to Swedish hospital customers," said Pontus Moberg, Tamro's General Counsel. "Our strong relationships with hospital customers, deep expertise in pharmaceutical distribution, and highly sophisticated logistics operations will ensure BRINAVESS customers have a seamless ordering and shipping experience."

Financial details of the agreement have not been disclosed.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About Tamro AB
Tamro AB is the leading and the only independent logistics service provider for pharmaceuticals in Sweden. We are owned by the PHOENIX group, which is one of the largest distributors of pharmaceuticals in Europe. More information on the group is available from phoenix-group.eu.com. Tamro has around 500 employees in Sweden. We constantly strive to develop our activities, and in order to succeed in this we invest a lot of effort in internal and external cooperation. Our head office is in Gothenburg, where we also have one distribution centre. There are also distribution centres in Stockholm and Umeå.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2014 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE: Cardiome Pharma Corp.

%CIK: 0001036141

For further information:

Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

CO: Cardiome Pharma Corp.

CNW 07:45e 11-FEB-14